SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Amendment No. 15
to
SCHEDULE 14D-9
(RULE 14d-101)

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

GREAT WOLF RESORTS, INC.
(Name of Subject Company)

GREAT WOLF RESORTS, INC.
(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

391523107
(CUSIP Number of Class of Securities)

James A. Calder
Chief Financial Officer
Great Wolf Resorts, Inc.
525 Junction Road, Suite 6000 South
Madison, Wisconsin  53717
(608) 662-4700
(Name, Address and Telephone Number of Person Authorized to Receive Notice and
Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Jeffrey D. Marell
Kelley D. Parker
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064
(212) 373-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 15 to the Schedule 14D-9 (“Amendment No. 15”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 4, 2012, amends and supplements the Schedule 14D-9 filed with the SEC on March 13, 2012 (as amended, the “Schedule 14D-9”), by Great Wolf Resorts, Inc., a Delaware corporation (the “Company”) as amended by Amendment No. 1 to the Schedule 14D-9 filed on March 15, 2012, Amendment No. 2 to the Schedule 14D-9 filed on March 20, 2012, Amendment No. 3 to the Schedule 14D-9 filed on April 4, 2012, Amendment No. 4 to the Schedule 14D-9 filed on April 5, 2012, Amendment No. 5 to the Schedule 14D-9 filed on April 9, 2012, Amendment No. 6 to the Schedule 14D-9 filed on April 16, 2012, Amendment No. 7 to the Schedule 14D-9 filed on April 18, 2012, Amendment No. 8 to the Schedule 14D-9 filed on April 19, 2012, Amendment No. 9 to the Schedule 14D-9 filed on April 19, 2012, Amendment No. 10 to the Schedule 14D-9 filed on April 20, 2012, Amendment No. 11 to the Schedule 14D-9 filed on April 20, 2012, Amendment No. 12 to the Schedule 14D-9 filed on April 23, 2012, Amendment No. 13 to the Schedule 14D-9 filed on April 25, 2012 and Amendment No. 14 to the Schedule 14D-9 filed on April 30, 2012.  The Schedule 14D-9 relates to the tender offer (the “Offer”) by K-9 Acquisition, Inc., a Delaware corporation (“Merger Sub” or “Offeror”) and a direct wholly-owned subsidiary of K-9 Holdings, Inc., a Delaware corporation (“Parent”), to purchase all of the Company’s outstanding shares of common stock, par value $0.01 per share, including any associated rights issued pursuant to the Rights Agreement, dated as of March 12, 2012, by and between the Company and Registrar and Transfer Company, as rights agent (the “Rights” and together with the Company’s common stock, the “Common Shares,” and each a “Common Share”) (including any restricted shares), upon the terms and subject to the conditions set forth in the Offeror’s Offer to Purchase, dated March 13, 2012, (as amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letters of Transmittal, copies of which are filed as Exhibits (a)(1)(A), (a)(1)(B) and (a)(1)(D) to the Schedule 14D-9, respectively.

The information in the Schedule 14D-9 is incorporated into this Amendment No. 15 by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 8.            ADDITIONAL INFORMATION TO BE FURNISHED

1.     Item 8, Additional Information To Be Furnished, of the Schedule 14D-9 is hereby amended and supplemented by adding new paragraph (l), Expiration of Tender Offer and Exercise of Top-Up Option, to page 46 of the Schedule 14D-9 at the end thereof as follows:

“(l)           Expiration of Tender Offer and Exercise of Top-Up Option

“The Third Amended Offer expired at 9:00 a.m., New York City time, on Friday, May 4, 2012. The Depositary for the Offer has advised the Offeror that, as of the expiration time of the Third Amended Offer, a total of approximately 24,054,129 Common Shares were validly tendered to Offeror and not validly withdrawn in the Third Amended Offer, which represent approximately 72% of all issued and outstanding Common Shares. Additional Common Shares were tendered through notices of guaranteed delivery. The Offeror has accepted all Common Shares that were validly tendered and not validly withdrawn during the offering period. Payment for such Common Shares will be made promptly, in accordance with the terms of the Third Amended Offer.

On Friday, May 4, 2012, the Offeror and the Company issued a joint press release announcing (i) the results of the Third Amended Offer, (ii) that the Offeror exercised the Top-Up Option, as required by the terms of the Merger Agreement, to cause the Company to issue Common Shares to the Offeror, at a price per share equal to the Offer Price, in an amount sufficient to ensure that Parent and the Offeror could effect a “short-form” merger with the Company in accordance with applicable provisions of the DGCL and (iii) the subsequent closing of the Merger in accordance with the short-form merger provisions of the DGCL without prior notice to, or any action by, any stockholder of the Company other than the Offeror.

The press release announcing the expiration of the Third Amended Offer, the acceptance of Common Shares for payment, the exercise of the Top-Up Option and the closing of the Merger is attached hereto as Exhibit (a)(1)(W).”

ITEM 9.         EXHIBITS

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

Exhibit Number	Description
(a)(1)(W)	Press Release issued by K-9 Holdings, Inc. on May 4, 2012, incorporated by reference to Exhibit (a)(1)(R) to Amendment No. 8 to the Schedule TO filed with the SEC by Parent and Offeror on May 4, 2012.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GREAT WOLF RESORTS, INC.

By:	/s/ James A. Calder
Name: James A. Calder
Title: Chief Financial Officer

Dated: May 4, 2012